Exhibit 99.1
Agria Reports 4Q07, FY07 and 1Q08 Financial Results
Beijing, China — June 26, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced its financial results for the fourth quarter and year ended December 31, 2007, and for the first quarter ended March 31, 2008.
Fourth Quarter and Full Year 2007 Results
Revenues for the fourth quarter of 2007 were RMB 318.1 million (US$43.6 million), as compared to revenues of RMB 149.2 million for the fourth quarter of 2006. In the fourth quarter of 2007, gross profit was RMB 160.5 million (US$22.0 million) as compared to RMB 75.6 million in the fourth quarter of 2006. In the fourth quarter of 2007, gross margins were 41%, 66% and 75% from the Company’s corn seed, sheep breeding and seedling segments, respectively, while revenues from the corn seed, sheep breeding and seedling segments accounted for 66%, 26% and 8%, respectively, of total revenues.
Net loss was RMB 42.3 million (US$5.8 million), as compared to net income of RMB 67.4 million during the same period last year. Results reflect the impact of recognizing a deferred income tax expense of RMB 157.6 million (US$21.6 million) relating to our operating subsidiary, Primalights III Agriculture Development Co., Ltd. (“P3A”) starting in the fourth quarter of 2007, which did not exist in 2006. Excluding share-based compensation expense of RMB 8.9 million (US$1.2 million) in the fourth quarter of 2007, net loss for the fourth quarter of 2007 (non-GAAP) was RMB 33.3 million (US$4.6 million).
For the fourth quarter 2007, basic and diluted loss per ADS were RMB 0.74 (US$0.10), as compared to earnings of RMB 1.35 per basic and diluted ADS in the same period in 2006. Results reflect the impact of recognizing a deferred income tax expense of RMB 157.6 million (US$21.6 million) relating to P3A starting in the fourth quarter of 2007, which did not exist in 2006. Excluding share-based compensation expense of RMB 8.9 million (US$1.2 million) in the fourth quarter of 2007, diluted loss per ADS (non-GAAP) was RMB 0.58 (US$0.08). Each ADS represents two ordinary shares of the Company.
Revenues for the year ended December 31, 2007 were RMB 670.8 million (US$92.0 million), as compared to revenues of RMB 489.7 million for the year ended December 31, 2006. Revenues from our corn seed segment in 2007 increased by 39.9% year-on-year, primarily due to an increase in sales of our proprietary corn seeds and a higher average selling price of our corn seed products. Revenues from our sheep breeding segment in 2007 increased by 32.4% year-on-year primarily due to growth of our Primalights III hybrid sheep business, combined with growth in the sales of our frozen sheep semen and a higher average selling price of our frozen sheep semen products. Revenues from our seedling segment increased by 40.2% year-on-year, primarily due to increased sales of our date and white bark pine seedlings and the introduction of new seedling types in 2007.
For the year ended December 31, 2007, gross profit was RMB 373.9 million (US$51.3 million) as compared to RMB 282.3 million for the year ended December 31, 2006. For the full year 2007, the Company achieved gross margins of 41%, 72% and 71% from its corn seed, sheep breeding and seedling segments, respectively, while revenues from the corn seed, sheep breeding and seedling segments accounted for 51%, 38% and 11%, respectively, of total revenues.
Net income for the year ended December 31, 2007 was RMB 142.2 million (US$19.5 million), as compared to RMB 253.9 million in the same period of 2006. Results reflect the impact of recognizing a deferred income tax expense of RMB 157.6 million (US$21.6 million) relating to P3A starting in the fourth quarter of 2007, which did not exist in 2006. Excluding share-based compensation expense of RMB 13.3 million (US$1.8 million) in the year ended December 31, 2007, net income for the year ended December 31, 2007 (non-GAAP) was RMB 155.5 million (US$21.3 million).
For the year ended December 31, 2007, basic and diluted earnings per ADS were RMB 2.74 (US$0.38) and RMB 2.68 (US$0.37), respectively, as compared to RMB 5.08 per basic and diluted earnings per ADS for the same period in 2006. Results reflect the impact of recognizing a deferred income tax expense of RMB 157.6 million (US$21.6 million) relating to P3A starting in the fourth quarter of 2007, which did not exist in 2006. Excluding share-based compensation expense of RMB 13.3 million (US$1.8 million) in the year ended December 31, 2007, diluted earnings per ADS (non-GAAP) were RMB 2.93 (US$0.40).
As of December 31, 2007, Agria had cash and cash equivalents of RMB 1.39 billion (US$190.2 million).
First Quarter 2008 Results
Revenues for the first quarter of 2008 were RMB 114.4 million (US$16.3 million), as compared to revenues of RMB 118.7 million for the first quarter of 2007. Revenues from our corn seed segment in the first quarter of 2008 increased by 10% year-on-year, despite the impact of transportation issues caused by adverse weather conditions. Revenues from our sheep breeding segment declined 77% year-on-year in the first quarter of 2008 due to the centralization and technology upgrade of our sheep breeding operations. This resulted in a longer than expected cessation in sales of frozen semen and embryos due to delays in the installation and qualification of new equipment. The technology upgrade, equipment qualification and centralization were completed at the end of May 2008, allowing the Company to resume sales in its frozen semen and embryo business in June 2008. Revenues from our seedling segment increased by 35% year-on-year primarily due to increased sales volume in the segment.
In the first quarter of 2008, gross profit was RMB 42.9 million (US$6.1 million) as compared to RMB 57.9 million in the first quarter of 2007. In the first quarter of 2008, gross margins/loss were 39%, -92% and 86% from the Company’s corn seed, sheep breeding and seedling segments, respectively, while revenues from the corn seed, sheep breeding and seedling segments accounted for 89%, 4% and 7%, respectively, of total revenues.
For the first quarter of 2008, net loss was RMB 58.0 million (US$8.3 million), compared to net income of RMB 50.9 million in same period last year, primarily due to the RMB 64.7 million (US$9.2 million) settlement between our shareholder, Brothers Capital Limited, and management of P3A (please refer to our press release dated June 2, 2008; the “P3A Settlement”) and the above mentioned issues in the Company’s higher margin sheep breeding segment. The cash settlement between our shareholder, Brothers Capital Limited, and management of P3A was a non-cash charge to Agria. Results reflect the impact of recognizing a deferred income tax expense of RMB 5.6 million (US$0.8 million) relating to P3A in the first quarter of 2008, which did not exist in the same period in 2007. Excluding the P3A Settlement and share-based compensation expense of RMB 8.5 million (US$1.2 million) in the first quarter of 2008, net income for the first quarter of 2008 (non-GAAP) was RMB 15.1 million (US$2.2 million).
For the first quarter of 2008, basic and diluted loss per ADS were RMB 0.92 (US$0.13), as compared to earnings of RMB 1.02 per basic and diluted ADS in the same period in 2007. Results reflect the impact of recognizing a deferred income tax expense of RMB 5.6 million (US$0.8 million) relating to P3A in the first quarter of 2008, which did not exist in the same period in 2007. Excluding share-based compensation expense of RMB 8.5 million (US$1.2 million) and the P3A Settlement in the first quarter of 2008, diluted earnings per ADS (non-GAAP) were RMB 0.24 (US$0.03).
The Company had cash and cash equivalents of RMB 1.37 billion (US$195.8 million) as of March 31, 2008.

Business Outlook
Kenneth Hua Huang, Agria’s chief executive officer, commented, “Our strong performance in 2007 underscores the long-term potential of our business. We also recently took actions to enhance our corporate governance and organizational structure. While this was a time intensive effort for our board and management team, we are confident our actions will allow Agria to move forward as a more focused and cohesive company, better able to capitalize on the significant growth opportunities in our three core operating segments. We will work to build shareholder value by focusing on operations and growth and acquiring new businesses.”
Based primarily on the sales orders received to date, Agria expects to generate total revenues in the range of approximately RMB 125 million (US$17 million) to RMB 135 million (US$19 million) for the second quarter of 2008, representing a year-on-year decline in the range by approximately 16% to 22%, respectively, as compared to RMB 161 million in the second quarter of 2007. For the full year 2008, Agria expects to generate total revenues in the range of approximately RMB 738 million (US$100 million) to RMB 771 million (US$110 million), representing year-on-year growth in the range by approximately 10% to 15%, respectively. This forecast reflects Agria’s current and preliminary view, which is subject to change, and is expected to be back-end weighted to the fourth quarter due to normal seasonality of the industry.
Convenience Currency Translation
The conversion of RMB into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For the fourth quarter and full year periods of 2007, the rate is as of December 31, 2007, which was RMB 7.2946 to US$1.0000. For the first quarter of 2008, the rate is as of March 31, 2008, which was RMB 7.0120 to US$1.0000. No representation contained herein is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2008, or at any other date. The percentages stated in this press release are calculated based on RMB.
Investor Conference Call / Webcast Details
The dial-in number for the live audio call beginning on June 26, 2008 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. June 26, 2008 in Beijing) is +1-201-689-8560. A live webcast of the conference call will be available on Agria’s website at www.agriacorp.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through midnight on July 10, 2008, U.S. Eastern Time (12 p.m., July 11, 2008 in Beijing) by telephone at +1-201-612-7415. To access the replay use conference ID#288947, with account #3055. A webcast replay will also be available at www.agriacorp.com.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement our consolidated financial information prepared in accordance with U.S. GAAP, Agria Corporation uses non-GAAP measures of net income and earnings per share and per ADS, which are adjusted to exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.
Agria believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Agria’s historical performance and liquidity. Agria intends to compute its non-GAAP financial measures using the same consistent method from quarter to quarter. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income and earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
— Tables Attached —

Agria Corporation
Consolidated Statements of Operations
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended				Twelve months ended
	31-Dec		31-Dec		31-Dec		31-Dec
	2006		2007		2006		2007

Revenue:
Corn seeds		97,371		209,890		245,634		343,743
Sheep breeding products		42,668		83,427		193,054		255,508
Seedlings		9,167		24,736		51,015		71,505

Total revenue		149,206		318,053		489,703		670,756

Cost of revenue:
Corn seeds		(57,863)		(123,314)		(144,730)		(203,709)
Sheep breeding products		(12,604)		(28,127)		(52,287)		(72,716)
Seedlings		(3,150)		(6,063)		(10,357)		(20,459)

Total cost of revenue		(73,617)		(157,504)		(207,374)		(296,884)

Gross profit		75,589		160,549		282,329		373,872

Operating (expense) income (Note 1):
Selling expenses		(4,087)		(25,535)		(14,031)		(36,443)
General and administrative expenses		(2,784)		(14,607)		(7,472)		(25,723)
Research and development expenses		(561)		(1,413)		(3,746)		(3,080)
Government Grants		—		—		80		—

Total operating expenses		(7,432)		(41,555)		(25,169)		(65,246)

Operating profit		68,157		118,994		257,160		308,626
Interest income		67		7,857		280		8,700
Interest expense		(1,164)		(1,988)		(4,923)		(8,260)
Exchange loss		—		(7,745)		—		(7,745)
Other income		342		281		1,386		578
Other expense		—		(680)		—		(680)

Income before income tax		67,402		116,719		253,903		301,219
Income tax		—		(159,001)		—		(159,001)

Net income/(loss)		67,402		(42,282)		253,903		142,218

Earnings/(loss) per share:
-Basic	RMB	0.67	RMB	(0.37)	RMB	2.54	RMB	1.37
-Diluted	RMB	0.67	RMB	(0.37)	RMB	2.54	RMB	1.34

Weighted average number of ordinary shares outstanding:
-Basic		100,000,000		115,782,609		100,000,000		103,978,082
-Diluted		100,000,000		115,782,609		100,000,000		106,091,889

Earnings/(loss) per ADS (Note 2):
-Basic	RMB	1.35	RMB	(0.74)	RMB	5.08	RMB	2.74
-Diluted	RMB	1.35	RMB	(0.74)	RMB	5.08	RMB	2.68

Note 1:
Share based compensation expense are included in:
General and administrative expenses		—		(8,782)		—		(13,147)
Research and development expenses		—		(12)		—		(12)
Cost of revenue		—		(152)		—		(152)

Total share based compensation expense		—		(8,946)		—		(13,311)

Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Consolidated Statements of Operations
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Twelve months ended
	31-Dec		31-Dec
	2007		2007

Revenue:
Corn seeds		28,773		47,123
Sheep breeding products		11,437		35,027
Seedlings		3,391		9,802

Total revenue		43,601		91,952

Cost of revenue:
Corn seeds		(16,905)		(27,926)
Sheep breeding products		(3,856)		(9,968)
Seedlings		(831)		(2,805)

Total cost of revenue		(21,592)		(40,699)

Gross profit		22,009		51,253

Operating expense (Note 1):
Selling expenses		(3,501)		(4,996)
General and administrative expenses		(2,002)		(3,526)
Research and development expenses		(194)		(422)

Total operating expenses		(5,697)		(8,944)

Operating profit		16,312		42,309
Interest income		1,077		1,193
Interest expense		(273)		(1,133)
Exchange loss		(1,062)		(1,062)
Other income		39		79
Other expense		(93)		(93)

Income before income tax		16,000		41,293
Income tax		(21,797)		(21,797)

Net (loss)/income		(5,797)		19,496

(Loss)/earnings per share:
-Basic	USD	(0.05)	USD	0.19
-Diluted	USD	(0.05)	USD	0.18

Weighted average number of ordinary shares outstanding:

-Basic		115,782,609		103,978,082
-Diluted		115,782,609		106,091,889

(Loss)/earnings per ADS (Note 2):
-Basic	USD	(0.10)	USD	0.38
-Diluted	USD	(0.10)	USD	0.37

Note 1:
Share based compensation expense are included in:
General and administrative expenses		(1,204)		(1,802)
Research and development expenses		(2)		(2)
Cost of revenue		(21)		(21)

Total		(1,227)		(1,825)

Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended				Twelve months ended
	31-Dec		31-Dec		31-Dec		31-Dec
	2006		2007		2006		2007

Net income/(loss)		67,402		(42,282)		253,903		142,218
Share based compensation expense		—		8,946		—		13,311

Non-GAAP net income/(loss)		67,402		(33,336)		253,903		155,529

Net income/(loss) per ADS — basic	RMB	1.35	RMB	(0.74)	RMB	5.08	RMB	2.74
Net income/(loss) per ADS — diluted	RMB	1.35	RMB	(0.74)	RMB	5.08	RMB	2.68

Non-GAAP net income/(loss) per ADS — basic	RMB	1.35	RMB	(0.58)	RMB	5.08	RMB	2.99
Non-GAAP net income/(loss) per ADS — diluted	RMB	1.35	RMB	(0.58)	RMB	5.08	RMB	2.93

Weighted average shares used in calculating basic net income/(loss) per ADS		50,000,000		57,891,305		50,000,000		51,989,041
Weighted average shares used in calculating diluted net income/(loss) per ADS		50,000,000		57,891,305		50,000,000		53,045,945
Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Twelve months ended
	31-Dec		31-Dec
	2007		2007

Net (loss)/income		(5,797)		19,496
Share based compensation expense		1,227		1,825

Non-GAAP net (loss)/income		(4,570)		21,321

Net (loss)/income per ADS — basic	USD	(0.10)	USD	0.38
Net (loss)/income per ADS — diluted	USD	(0.10)	USD	0.37

Non-GAAP net (loss)/income per ADS — basic	USD	(0.08)	USD	0.41
Non-GAAP net (loss)/income per ADS — diluted	USD	(0.08)	USD	0.40

Weighted average shares used in calculating basic net (loss)/income per ADS		57,891,305		51,989,041
Weighted average shares used in calculating diluted net (loss)/income per ADS		57,891,305		53,045,945
Note 1: Each ADS represents two common shares.

Agria Corporation
Consolidated Statements of Operations
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended
	31-Mar		31-Mar
	2007		2008

Revenue:
Corn seeds		92,986		101,908
Sheep breeding products		19,748		4,467
Seedlings		5,960		8,073

Total revenue		118,694		114,448

Cost of revenue:
Corn seeds		(53,257)		(61,759)
Sheep breeding products		(6,336)		(8,597)
Seedlings		(1,153)		(1,167)

Total cost of revenue		(60,746)		(71,523)

Gross profit		57,948		42,925

Operating expense (Note 1):
Selling expenses		(3,560)		(4,013)
General and administrative expenses		(1,645)		(80,657)
Research and development expenses		(513)		(3,177)

Total operating expenses		(5,718)		(87,847)

Operating profit/(loss)		52,230		(44,922)
Interest income		79		10,571
Interest expense		(1,400)		(452)
Exchange loss		—		(5,190)
Other income		—		2
Other expense		—		(12,382)

Income/(loss) before income tax		50,909		(52,373)
Income tax		—		(5,632)

Net income/(loss)		50,909		(58,005)

Earnings/(loss) per share:
-Basic	RMB	0.51	RMB	(0.46)
-Diluted	RMB	0.51	RMB	(0.46)

Weighted average number of ordinary shares outstanding:
-Basic		100,000,000		126,400,000
-Diluted		100,000,000		126,400,000

Earnings/(loss) per ADS (Note 2):
-Basic	RMB	1.02	RMB	(0.92)
-Diluted	RMB	1.02	RMB	(0.92)

Note 1:
P3A Settlement included in general and administrative expenses		—		(64,652)

Share based compensation expense are included in:
General and administrative expenses		—		(8,396)
Research and development expenses		—		(6)
Cost of revenue		—		(81)

Total Share based compensation expense		—		(8,483)

Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Consolidated Statements of Operations
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended
	31-Mar		31-Mar
	2007		2008

Revenue:
Corn seeds		12,040		14,534
Sheep breeding products		2,557		637
Seedlings		772		1,151

Total revenue		15,369		16,322

Cost of revenue:
Corn seeds		(6,896)		(8,808)
Sheep breeding products		(820)		(1,226)
Seedlings		(149)		(166)

Total cost of revenue		(7,865)		(10,200)

Gross profit		7,503		6,122

Operating expense (Note 1):
Selling expenses		(461)		(572)
General and administrative expenses		(213)		(11,503)
Research and development expenses		(66)		(453)

Total operating expenses		(740)		(12,528)

Operating profit/(loss)		6,763		(6,406)
Interest income		10		1,507
Interest expense		(181)		(64)
Exchange gain/loss		—		(740)
Other expenses		—		(1,766)

Income/(loss) before income tax		6,592		(7,469)
Income tax		—		(803)

Net income/(loss)		6,592		(8,272)

Earnings/(loss) per share:
-Basic	USD	0.07	USD	(0.07)
-Diluted	USD	0.07	USD	(0.07)

Weighted average number of ordinary shares outstanding:

-Basic		100,000,000		126,400,000
-Diluted		100,000,000		126,400,000

Earnings/(loss) per ADS (Note 2):
-Basic	USD	0.13	USD	(0.13)
-Diluted	USD	0.13	USD	(0.13)

Note 1:
P3A Settlement included in general and administrative expenses		—		(9,220)

Share based compensation expense are included in General and administrative expenses		—		(1,197)
Research and development expenses		—		(1)
Cost of revenue		—		(12)

Total share based compensation expense		—		(1,210)

Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended
	31-Mar		31-Mar
	2007		2008

Net income/(loss)		50,909		(58,005)
P3A Settlement		—		64,652
Share based compensation expense		—		8,483

Non-GAAP net income		50,909		15,130

Net income/(loss) per ADS — basic	RMB	1.02	RMB	(0.92)
Net income/(loss) per ADS — diluted	RMB	1.02	RMB	(0.92)

Non-GAAP net income per ADS — basic	RMB	1.02	RMB	0.24
Non-GAAP net income per ADS — diluted	RMB	1.02	RMB	0.24

Weighted average shares used in calculating basic net income per ADS		50,000,000		63,200,000
Weighted average shares used in calculating diluted net income per ADS		50,000,000		63,200,000
Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended
	31-Mar
	2008

Net loss		(8,272)
P3A Settlement		9,220
Share based compensation expense		1,210

Non-GAAP net income		2,158

Net loss per ADS — basic	USD	(0.13)
Net loss per ADS — diluted	USD	(0.13)

Non-GAAP net income per ADS — basic	USD	0.03
Non-GAAP net income per ADS — diluted	USD	0.03

Weighted average shares used in calculating basic net (loss)/income per ADS		63,200,000
Weighted average shares used in calculating diluted net (loss)/income per ADS		63,200,000
Note 1: Each ADS represents two common shares.

Agria Corporation
Consolidated Balance Sheets
(In thousands)

	(Audited)	(Unaudited)	(Unaudited)
	31-Dec	31-Dec	31-Mar
	2006	2007	2008
	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	42,782	1,387,153	195,779
Accounts receivable (net of allowance for doubtful accounts)	156,440	200,757	16,682
Inventories	58,007	59,937	8,960
Prepayments and other current assets	22,584	48,626	15,511
Amounts due from related parties	1,059	557	80

Total current assets	280,872	1,697,030	237,012

Non-current assets:
Property, plant and equipment, net	40,126	65,680	9,600
Investment	205	205	29
Intangible assets, net	74,437	189,499	28,127
Non-current prepayments	—	14,127	1,711
Deferred tax assets	—	529	76
Other assets, net	94,836	104,466	14,566

Total non-current assets	209,604	374,506	54,109

Total assets	490,476	2,071,536	291,121

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	36,900	15,160	2,019
Long-term bank borrowing, current portion	1,500	—	—
Accounts payable	27,161	9,011	346
Accrued expenses and other liabilities	14,907	31,471	4,343
Deferred revenue	—	1,122	144
Amount due to a shareholder	29,992	—	—
Amounts due to related parties	16,884	212	66

Total current liabilities	127,344	56,976	6,918

Non-current liabilities:
Deferred tax liability	—	157,561	23,274
Amounts due to related parties	8,996	8,792	1,254

Total non-current liabilities	8,996	166,353	24,528

Total liabilities	136,340	223,329	31,446

Shareholders’ equity:
Paid-up capital	—	—	—
Additional paid-in capital	8,098	1,561,933	233,994
Statutory reserves	76,953	76,953	10,974
Accumulated other comprehensive loss	—	(9,421)	(8,216)
Retained earnings	269,085	218,742	22,923

Total shareholders’ equity	354,136	1,848,207	259,675

Total liabilities and shareholders’ equity	490,476	2,071,536	291,121